

May 19, 2021

Matthew Hammond, Ph.D.
Chief Financial Officer
Therapeutics Acquisition Corp.
200 Berkeley Street, 18th Floor
Boston, MA 02116

> **Re: Therapeutics Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 3, 2021**
> **File No. 333-254600**

Dear Dr. Hammond:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

Cover Page

1.   You deleted "Form S-4" from the cover page of the registration statement. Please revise the cover page to correctly identify the registration statement as a Form S-4.

Questions and Answers for Stockholders of RACA
What conditions must be satisfied to complete the Business Combination, page 8

2.   We reissue comment 2. Revise the Q&A on page 8 to disclose which of the most material conditions of the merger are able to be waived, such as, for example, the condition that Nasdaq approve the listing of New POINT shares. Revise the risk factor on page 82 to describe the risks to shareholders if RACA or POINT waive the "certain material conditions" you contemplated when you drafted the risk factor and go forward with the

transaction without re-soliciting shareholder approval. Describe what kinds of conditions could be waived in that circumstance and the negative effects it could have.

Summary of the Proxy Statement/Prospectus, page 18

3.   We reissue comment 3. You revised the disclosure to state that you "presented the clinical data published by Dr. Baum to the U.S. Food and Drug Administration (the "FDA"), as evidence of safety and efficacy of 177Lu-PSMA-I&T and as the basis for starting a Phase 3 clinical trial" on page 19," and then describe "exceeding pre-specified success thresholds." Because FDA approval is dependent on the agency making a formal determination that a drug is safe and effective, it is premature for you to describe your clinical stage product as safe and effective, or that the results of any of your trials demonstrated or established safety or efficacy. Please remove or revise these statements and statements suggesting safety and efficacy. In the Business section, you may present objective data resulting from your trials without including conclusions related to efficacy.

Risk Factors
Risks Related to POINT's Reliance on Third Parties, page 46

4.   We reissue comment 5. We note you removed the "substantially dependent" language from the second risk factor in this section. The disclosure in the first risk factor in this section ("While POINT is constructing its own manufacturing facility . . . ") does not appear to reconcile fully with the response to comment 5. In particular, the risk factor discloses that the company may not be able to "enter into an agreement with a different contract manufacturer . . . on reasonable terms, if at all." The response to the comment indicates that there would be no material impact in any transition. To the extent that you only addressed the second risk factor in this section in your response, please also provide your analysis regarding the suppliers addressed in the first risk factor.

Background of the Business Combination, page 103

5.   We reissue comment 7 in full. Substantially revise your disclosure as requested in our prior comment. The following are examples of ways in which your disclosure should be expanded:
   • Move the discussion of alternative potential combination targets to the "timeline of the transaction" section, or merge the background and timeline sections so they form a coherent narrative of the process without unnecessary repetition;
   • At the top of page 103, describe and disclose the number of "several potential business combination targets" with whom "RACA engaged in extensive due diligence and multiple detailed discussions directly with senior executives and/or stockholders";
   • Disclose the dates you entered into confidentiality agreements with POINT; and
   • Disclose what was discussed regarding "the status of other potential target companies" at the October 28, 2020 board meeting.

6. We reissue comment 8. In this section, the narrative shifts from what RACA's management was doing to pursue a combination, to RA Capital participating in discussions with POINT's financial advisor, without any explanation. To the extent this November 5, 2020 contact between POINT's financial advisor and RA Capital were actions on POINT's behalf to raise capital, independent of RACA's search for a business combination target, revise to clarify. To the extent this or some other scenario yet to be disclosed is what led the parties together, further clarify how the December 28, 2020 meeting between Messrs. Hammond, Simson and the POINT management team and Board came to be, and whether this was the first contact with anyone from RACA with anyone from POINT.

7. We note your revised disclosure in response to comment 9. Please disclose whether POINT provided you with financial projections. If they did, disclose the projections provided to you and explain what consideration the Board gave them in reaching its fairness determination.

The Board's Reasons for the Business Combination, page 110

8. We reissue comment 12. While the Board may not have utilized any financial projections it received from POINT, if it received financial projections, they must be disclosed. You can explain the reasons they were not utilized.

9. We reissue comment 11. Disclose additional information regarding the analyses of the 2020 and 2021 IPOs, including the value attributed to POINT such that demonstrates it falls within the 50th-75th percentile of such IPOs.

10. We reissue comment 10 to the extent you did not clarify how the initial $565 million valuation offered on January14, 2021 was determined.

U.S. Federal Income Tax Considerations, page 134

11. Please refer to comment 15. In response to our comment you state that you will be providing a tax opinion, and a portion of the tax disclosure was revised to provide a tax opinion for the target shareholders. Tell us whether you plan to further revise this disclosure to address the material U.S. federal tax consequences to shareholders of Therapeutics Acquisition.

12. You refer to U.S. POINT shareholders as receiving New POINT and RACA shares as a result of the business combination at different points in the disclosure beginning on page 141. See, for example, the bullet points on page 141. Please clarify.

Unaudited Pro Forma Condensed Combined Financial Information
Note 2 - Pro Forma Adjustments and Assumptions Related to the Business Combination
N) Transaction costs, page 151

13. We note you recorded an adjustment of $1,236,663 for the estimated transaction costs expected to be incurred to complete the Business Combination that are not direct or

incremental to the Business Combination. Please revise your disclosure to describe the nature and significant components of this adjustment.

Information About Point, page 168

14.   We reissue comment 17. Either expand the graphics at the bottom of page 177 and the top of page 181 so that they are readable, or delete them.

Clinical Development and Next Steps, page 179

15.   We reissue comment 19. Clarify that you have disclosed *all* all treatment-related serious adverse events, rather than a portion.

Intellectual Property, page 184

16.   We reissue comment 20. In your comment response you stated that there was one patent each in the United States, Europe, South America, Australia and Chile, but you did not disclose that information in the prospectus.

License Agreements, page 186

17.   We note your response to comment 22. If the licenses related to PNT2004 and PNT2001 are not material because these products are too early in the development stage to be of import to the company, then you should revise the pipeline to remove PNT2004 and PNT2001. Only products material to the company should be represented in the pipeline table.

Exhibits

18.   We note the undated proxy card filed as exhibit 99.9. In your next amendment please mark your form of proxy card as preliminary. In addition, please do not file the form of proxy as an exhibit to the registration statement. Refer to Note to paragraph (a)(3) of Exchange Act Rule 14a-4. Finally, revise the form of proxy to identify the names of the director nominees and other information required by Rule 14a-4(b)(2) and to disclose those matters that are conditioned on the approval of other matters. Refer to Rule 14a-4(a)(3).

Matthew Hammond, Ph.D.
Therapeutics Acquisition Corp.
May 19, 2021
Page 5

     You may contact Eric Atallah at 202-551-3663 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Chris Edwards at 202-551-6761 with any other questions.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Life Sciences

cc: Laurie Burlingame, Esq.